

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2017

John R. Loftus
Chief Executive Officer
DGSE Companies, Inc.
13022 Preston Road
Dallas, Texas 75240

> **Re: DGSE Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **File No. 1-11048**

Dear Mr. Loftus:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ William H. Thompson

                                            William H. Thompson
                                            Accounting Branch Chief
                                            Office of Consumer Products

cc: Bret A. Pedersen
        Chief Financial Officer